UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 1-9576

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.

LONG-TERM SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.

One Michael Owens Way

Perrysburg, Ohio  43551-2999

Financial Statements

and Supplemental Schedule

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Years ended December 31, 2012 and 2011

with Report of Independent Registered Public Accounting Firm

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2012 and 2011

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Report of Independent Registered Public Accounting Firm

Owens-Illinois, Inc. Employee Benefit Committee

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Toledo, Ohio

June 28, 2013

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets:

Cash	$—	$61,378

Interest in investments of the Trust	230,928,868	210,367,508

Notes receivable from participants	12,973,728	13,090,270

Adjustment from fair value to contract value for pooled separate account	(751,698)	568,800

Net assets available for benefits	$243,150,898	$224,087,956

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2012	2011

Interest in investment gain (loss) of the Trust	$23,641,313	$(19,394,165)

Contributions:
Participant	11,904,775	11,643,741
Employer	2,458,552	2,337,811

Interest income due to notes receivable from participants	546,048	630,130
Participant withdrawals	(18,887,984)	(20,469,671)
Other	85,522	(64,715)
Administration fees	(107,120)	(112,846)
Plan to plan transfers	(578,164)	155,624

Decrease in net assets available for benefits	19,062,942	(25,274,091)

Net assets available for benefits at beginning of year	224,087,956	249,362,047

Net assets available for benefits at end of year	$243,150,898	$224,087,956

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements

1. Plan Description

General

The Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the “Plan”) was adopted by Owens-Illinois, Inc. (the “Company”) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the first eight percent (8%) of the participant’s pretax contributions. For participants at a certain Company facility, the Company contributes to the Plan an amount equal to fifty percent (50%) of the first eight percent (8%) of the participant’s pretax contributions. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two percent (2%) of the participant’s compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company stock fund.  Company contributions not invested in the Owens-Illinois Company stock fund are invested in accordance with the participant’s current choice of investment options. Participants are allowed to transfer Company matching contributions from the Company stock fund at any time.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company stock fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company stock fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and applicable collective bargaining agreements.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

The above information is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Basis of Presentation and Plan Investments

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by New York Life Trust Company (the “Trustee”) and by New York Life Retirement Plan Services as the recordkeeper (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

The following table presents the fair value of investments of the Trust:

	December 31,
	2012	2011
Investments, at fair value:
Mutual fund investments	$344,589,440	$321,110,619
Pooled separate account	105,145,618	108,725,427
Common stock	74,860,432	70,954,134
Total investments	$524,595,490	$500,790,180

Plan’s interest in investments of the Trust	$230,928,868	$210,367,508

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

The investment earnings (loss) of the Trust are as follows:

	Year Ended December 31,
	2012	2011

Interest and dividends	$10,677,524	$8,643,466
Mutual fund and pooled separate account appreciation (depreciation)	40,190,415	(16,417,683)
Common stock appreciation (depreciation)	7,639,197	(34,595,237)
Total earnings (loss)	$58,507,136	$(42,369,454)

Plan’s interest in investment gain (loss) of the Trust	$23,641,313	$(19,394,165)

Investment Valuation

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The pooled separate account invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the plan is required to operate in conformity with the Code to maintain its qualified status.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Plan Expenses

All Plan expenses are paid by the Company or from the Plan’s forfeiture account.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and the reported amounts of certain additions and deductions during the reporting period.  Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Notes Receivable

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow.  Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest.  The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years.  Participants’ loans are collateralized by their account balances.  The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%.  Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options.  Participants are charged a transaction fee for each new loan initiated.  The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan.  The fee is deducted from the participant’s account when the loan is processed.  Loans are valued at their unpaid principal balances plus accrued interest.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

4. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investment valuation policy of the Trust is to value investments at fair value.  All investments are valued at their respective net asset value (“NAV”) as calculated by New York Life Trust Company, the trustee.

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Pooled separate account: The pooled separate account invests in fully benefit-responsive investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Trust is required to provide a 30-day notice to liquidate its entire share in the fund with final payment taking up to one year. The fair value is calculated by using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund.

Lifecycle funds: Lifecycle funds are considered to be fund of funds designed to provide an asset allocation of equity, fixed income and money market funds appropriate for a given age and retirement objectives.  These lifecycle funds are designed to change risk levels and gradually become more conservative over time as the investor approaches retirement or a variety of other life circumstances. These funds are reported at their respective NAV which is calculated based on the quoted market price reported on the NYSE for which the individual securities are traded on the end of the last business day of the Trust year.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

Fixed income funds: Fixed income funds include investments in corporate debt issues, government bonds, mortgages and other fixed income instruments.  As many of these securities are not traded every day a pricing service uses the most recent transaction price as one input in the evaluation process.

US & international equities: The equity funds include investments in both domestic and international securities across market capitalizations ranging from large to small capitalizations with investment styles that are considered growth or value depending on the investment objective of the fund. US and international equities are valued similar to Lifecycle funds.  Additionally, timing of the end of day for an international principle exchange of a security and exchange rates obtained from the pricing service are additional factors used to value international equities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

The following table sets forth by level, within the fair value hierarchy, the Trust’s investments at fair value:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Common stock	$74,860,432	$—	$—	$74,860,432

Pooled separate account		105,145,618		105,145,618

Mutual funds:

Lifecycle funds	124,159,193			124,159,193

Fixed income funds		49,055,811		49,055,811

US equities	112,528,680			112,528,680

International equities		58,845,756		58,845,756

Total assets at fair value	$311,548,305	$213,047,185	$—	$524,595,490

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Common stock	$70,954,134	$—	$—	$70,954,134

Pooled separate account		108,725,427		108,725,427

Mutual funds:

Lifecycle funds	112,530,936			112,530,936

Fixed income funds		43,771,148		43,771,148

US equities	108,697,045			108,697,045

International equities		56,111,490		56,111,490

Total assets at fair value	$292,182,115	$208,608,065	$—	$500,790,180

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2012	2011
Net assets available for benefits per the financial statements	$243,150,898	$224,087,956
Deduct: Defaulted loans	(1,014,543)	(929,031)
Add (Deduct): Adjustments from fair value to contract value for the pooled separate account	751,698	(568,800)
Net assets available for benefits per the Form 5500	$242,888,053	$222,590,125

The following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500:

	Year Ended December 31,
	2012	2011
Net investment income (loss) per the financial statements	$23,641,313	$(19,394,165)
Add: (Deduct) Changes in adjustments from fair value to contract value for the pooled separate account	1,320,498	(22,238)
Total investment income (loss) per the Form 5500	$24,961,811	$(19,416,403)

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Employer Identification No. 22-2781933

Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2012

	Shares or
	Principal		Fair
Description	Amount	Cost	Value

*Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, various maturity dates	$12,973,728	$12,973,728

*Party-in-interest

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Owens-Illinois, Inc. Employee Benefits Committee, which administers the employee benefit plans, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2013	By:	Owens-Illinois, Inc.
Employee Benefits Committee

	By:	/s/ Etta Strong
Etta Strong
Chairman